Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 12 DATED February 15, 2017

TO THE PROSPECTUS DATED APRIL 28, 2016

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 28, 2016, as supplemented by Prospectus Supplement No. 1, dated May 11, 2016, Prospectus Supplement No. 2, dated June 9, 2016, Prospectus Supplement No. 3, dated July 7, 2016, Prospectus Supplement No. 4, dated August 17, 2016, Prospectus Supplement No. 5, dated September 14, 2016, Prospectus Supplement No. 6, dated September 22, 2016, Prospectus Supplement No. 7 dated October 13, 2016, Prospectus Supplement No. 8 dated October 20, 2016, Prospectus Supplement No. 9 dated November 16, 2016, Prospectus Supplement No. 10 dated December 12, 2016, and Prospectus Supplement No. 11 dated January 17, 2017 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;

B.	To provide information regarding distributions declared;

C.	To update the section of the Prospectus titled “Business”;

A.	Status of Our Public Offering

As of February 15, 2017 we had raised gross proceeds of approximately $312.6 million from the sale of approximately 32.5 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Declaration of Distributions

On January 19, 2017, with the authorization of our board of managers, the Company declared distributions for all classes of units for the period from January 1 through January 31, 2017. These distributions were calculated based on unitholders of record for each day in an amount equal to $0.00197268 per unit per day (less the distribution fee with respect to Class C units). On February 1, 2017, $963,250 of these distributions were paid in cash and on January 31, 2017, $837,472 were reinvested in the Company’s units for those investors participating in the Company’s unit Distribution Reinvestment Plan. Some or all of the Company’s distributions have been and may continue to be paid from sources other than cash flow from operations, such as capital contributions from the Sponsor, cash resulting from a waiver or deferral of fees, and/or proceeds from this offering.

C.	Update to the Section Titled “Business”

On February 1, 2017, the Company, through our Advisor, entered into a sub-advisory agreement with TransAsia Private Capital Ltd., to become a sub-advisor for the Company’s investments in Southeast Asia.

1.	a. The entire fourth paragraph in the “Business—Investment Strategy—Expertise—Investing with Sub-advisors” section of the Prospectus on page 64 of the Prospectus is deleted in its entirety and replaced with the following:

As of January 31, 2017, TriLinc Advisors has selected ten institutional-class sub-advisors with access to a robust pipeline of highly selective investment opportunities. Collectively, the sub-advisors have deployed over $42 billion in developing economy debt transactions. The management teams have an average of approximately 23 years of local market experience. The following are the selected managers to act as sub-advisors:

b. The following is inserted as the last bullet point in the “Business—Investment Strategy—Expertise—Investing with Sub-advisors” section of the Prospectus on page 67 of the Prospectus:

TransAsia Private Capital Ltd. (“TransAsia”): is a Hong Kong based asset management firm, established in 2013, focusing on extending short-and long-term trade finance to mid-sized private companies in South and Southeast Asia, such as trading companies, agricultural producers, and manufacturers, who sell directly to overseas buyers. Since its inception, TransAsia has deployed approximately $350 million in over 850 Asian trade finance transactions with no default losses. TransAsia’s extensive in-country network allows the firm to leverage its reputation in the region to strengthen historical relationships and develop new relations with prospective clients. TransAsia’s competitive advantage is supported by its sophisticated institutional investor base.

TransAsia has recognized that over the past five years, the demand for Asian trade finance, particularly for longer-dated transactions, has outpaced supply due to changes in regulatory capital requirements. TransAsia aims to reduce the widening gap in the lending market, created in large part by banks that have reallocated credit lines to larger borrowers. TriLinc’s partnership with TransAsia will provide longer dated trade finance and term loans to borrowers in Indonesia, Malaysia, Philippines, Cambodia, Thailand, Singapore, and Hong Kong, matching the demand of target borrower companies in the region, and helping them achieve sustainable growth through more flexible financing options.

TransAsia’s three managing partners are well-versed in Asian debt asset management with 90 years of combined experience in banking, private equity, and private debt. Each partner has robust experience in Asian markets developed at leading global financial institutions such as Lloyds, Chase Bank, Income Partners Asset Management, MeesPierson/Fortis Bank, and HypoVereinsbank. TransAsia’s strong credit analysis and structuring expertise is further supported by an in-house credit scoring system that is used for risk structuring, management, and monitoring.

c. The map in the “Business—Investment Strategy—Expertise—Investing with Sub-advisors” section of the Prospectus on page 68 of the Prospectus is deleted in its entirety and replaced with the following:

II year history in private investments Over $490 million in transaction experience I Latin America focus I Credit team has combined experience of over 75 years 8 year history in trade finance Over $2.4 billion in transaction experience Sub-Saharan Africa focus Principals have combined experience of over 35 years 9 year history in debt and equity investments Over $15 billion in credit transaction experience Southeast Asia focus Principals have combined experience of over 70 years 4 year history in direct lending and trade finance II Over $300 million in transaction experience Central America & South America focus Principals have combined experience of 16 years III 9 year history in trade finance Over $450 million in transaction experience Sub-Saharan Africa focus Principals have combined experience of 70 years 13 year history in direct lending Over $107 million in transaction experience VII Southeast Asia focus Principals have combined experience of 50 years 9 year history in direct lending Over $110 million in transaction experience IV Latin America focus, primarily Mexico Principals have combined experience of 45 years 12 year history in private investments Over $14 billion in transaction experience V Sub-Saharan Africa focus Credit team has combined experience of over 50 years Over 3 year history in direct lending Over $350 million in transaction experience Southeast Asia focus Principals have combined experience of 90 years 20 year history in international trade finance Over $9 billion in transaction experience international focus Principals have combined experience of 60 years I) Represents experience and geographical focus of The Rohatyn Group’s Latin American credit strategy. II) Represents deletion of former co-founder’s track record. III) Represents deletion of former co-founder’s experience and addition of two partners’ experience. IV) Information pertains to Alsis’ asset-based lending strategy. V) Represents the combined previous experience of Helios’ credit team. VI) Information pertains to AIC’s senior advisors’ experience. VII) Information pertains to EFA’s term loan strategy in emerging Asia.

2.	The following information updates and supplements the “Business—Investments—Overview” section of the Prospectus to provide certain information regarding the Company’s investment portfolio as of January 31, 2017:

Investments

Since the Company commenced operations and through January 31, 2017, the Company has funded $502.5 million in aggregate investments, including $28 million in temporary investments. Of the aggregate investment amount, the Company has received $268 million in full aggregate transaction repayments from existing and exited trade finance, term loan, and temporary investment facilities. Of the aggregate transaction repayment amount, approximately $112.6 million represents transactions of trade finance, term loan, and temporary investment facilities that are closed and no longer part of the Company’s portfolio.

As of January 31, 2017 the Company had the following investments:

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]
Agriculture Distributor	Farm-Product Raw Materials	Argentina	Trade Finance	7/16/2017	9.00%	$15,000,000	$10,000,000
Agricultural Products Exporter II	Farm-Product Raw Materials	Singapore	Trade Finance	7/02/2017	11.50%	$10,000,000	$10,000,000
Beef Exporter	Meat Products	Argentina	Trade Finance	6/30/2017	11.50%	$9,000,000	$9,000,000
Chia Seed Exporter	Field Crops, Except Cash Grains	Chile	Trade Finance	12/11/2016- 3/11/2017	10.90%	$2,500,000	$2,140,571
Clean Diesel Distributor	Bulk Fuel Stations and Terminals	Peru	Term Loan	8/1/2019	11.50%	$15,000,000	$15,000,000
Consumer Goods Distributor	Groceries and Related Products	Namibia	Trade Finance	10/29/2017	12.00%	$2,000,000	$500,000
Dairy Co-Operative	Dairy Products	Argentina	Trade Finance	7/29/2017	10.67%	$6,000,000	$6,000,000
Diaper Manufacturer	Converted Paper and Paperboard Products	Peru	Term Loan	12/22/2016- 7/5/2017	12.35%	$4,500,000	$3,850,000
Electronics Assembler	Miscellaneous Electrical Machinery, Equipment, and Supplies	South Africa	Trade Finance	5/21/2017- 11/20/2017	12.83%	$11,000,000	$5,484,250
Farm Supplies Distributor[5]	Miscellaneous Non-Durable Goods	Zambia	Trade Finance	10/07/2015- 5/3/2016	12.43%	$10,000,000	$5,078,526
Fish Processor & Exporter	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2017	9.00%	$2,000,000	$1,058,273
FMCG Manufacturer	Soap, Detergents, and Cleaning Preparations	Zambia	Term Loan	11/16/2019	11.00%	$6,500,000	$2,000,000
Fruit & Nut Distributor	Groceries and Related Products	South Africa	Trade Finance	5/22/2015[6]	12.00%	$1,250,000	$632,883
Hospitality Service Provider	Hotels and Motels	Cabo Verde	Term Loan	8/21/2021	13.50%	$17,000,000	$17,000,000
Integrated Steel Producer	Steel Works, Blast Furnaces, and Rolling and Finishing Mills	Zambia	Trade Finance	8/14/2017- 9/2/2017	13.00%	$6,000,000	$6,000,000
Infrastructure and Logistics Provider	Highway and Street Construction, Except Elevated Highways	Indonesia	Term Loan	11/22/2019	20.67%[7]	$15,000,000	$15,000,000
International Development Logistics Provider[8]	Lumber and Other Construction Materials	Italy	Trade Finance	N/A	N/A	$5,000,000	$0
IT Service Provider	Computer Programming and Data Processing	Brazil	Term Loan	10/31/2019	13.50%	$14,000,000	$10,040,693
Machinery and Equipment Provider	Machinery, Equipment, and Supplies	United Kingdom	Trade Finance	1/29/2017	12.00%	$1,500,000	$11,482
Marine Logistics Provider	Services Incidental to Water Transportation	Nigeria	Term Loan	9/16/2020	14.97%[9]	$16,050,000	$13,233,856
Meat Processor II	Meat Products	South Africa	Trade Finance	5/19/2017	14.50%	$2,800,000	$446,057
Metals Trader	Metals and Minerals, Except Petroleum	United Kingdom	Trade Finance	2/25/2017- 12/31/2017	9.24%	$8,000,000	$6,587,667
Mine Remediation Company[10]	Metal Mining Services	South Africa	Trade Finance	N/A	N/A	$2,500,000	$0
Oilseed Distributor	Fats and Oils	Argentina	Trade Finance	10/15/2016- 12/15/2016	8.75%	$6,000,000	$6,000,000

Description	Sector	Country	Investment Type	Maturity[1]	Interest Rate[2]	Total Loan Commitment[3]	Total Amount Outstanding[4]
Plastic Products Manufacturer	Miscellaneous Plastics Products	Kenya	Trade Finance	10/9/2017	11.50%	$1,500,000	$161,018
Power Producer	Electric Services	Ghana	Trade Finance	3/10/2017- 10/9/2017	11.50%	$20,000,000	$19,500,000
Property Developer[11]	Land Subdividers and Developers	Namibia	Term Loan	8/15/2021	12.50%	$15,000,000	$15,000,000
Railway Equipment Provider	Rental of Railroad Cars	South Africa	Term Loan	1/31/2020	12.00%	$5,000,000	$4,412,222
Scrap Metal Recycler[12]	Secondary Smelting and Refining of Nonferrous Metals	Morocco	Trade Finance	7/17/2017	11.03%	$9,000,000	$7,817,523
Sesame Seed Exporter[13]	Farm-Product Raw Materials	Guatemala	Trade Finance	3/31/2016	12.00%	$2,000,000	$907,565
Shrimp Exporter[14]	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/6/2017	9.25%	$6,000,000	$5,997,977
Sugar Producer[15]	Field Crops, Except Cash Grains	Brazil	Term Loan	5/15/2017	12.43%	$3,000,000	$2,683,223
Tin Producer	Primary Smelting and Refining of Nonferrous Metals	Indonesia	Term Loan	6/30/2020	12.00%	$3,000,000	$3,000,000
Tuna Processor and Exporter[16]	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	5/9/2017	9.50%	$5,000,000	$3,677,458
Vanilla Exporter	Groceries and Related Products	Mauritius	Trade Finance	7/31/2017- 11/23/2017	11.08%[17]	$12,000,000	$8,903,589
Investment Portfolio Total						$270,100,000	$217,124,833

[1]	The Company’s trade finance borrowers may be granted flexibility with respect to repayment relative to the stated maturity date to accommodate specific contracts and/or business cycle characteristics. This flexibility in each case is agreed upon between the Company and the sub-advisor and between the sub-advisor and the borrower. The Company has adjusted the disclosure in the above table to reconcile the maturity dates for its investments. Previously, the Company has presented targeted rather than maximum maturity dates for certain of its investments where such dates were different. Positions with multiple transactions may have different maximum maturity dates, which are reflected in the maturity date ranges.
[2]	Interest rates are as of January 31, 2017 and, where applicable, are weighted averages amongst multiple transactions. Interest rates include contractual rates and accrued fees where applicable.
[3]	The total loan commitment represents the maximum amount that can be borrowed under the agreement. The actual amount drawn on the loan by the borrower may change over time. Loan commitments are subject to availability of funds and do not represent a contractual obligation to provide funds to a borrower.
[4]	The total amount outstanding represents the actual amount borrowed under the loan as January 31, 2017. In some instances where there is a $0 balance, the borrower may have paid back the original amount borrowed under a trade finance facility and under an agreement, may borrow again.
[5]	The Company’s trade finance facility with the Farm Supplies Distributor serves to finance the shipment of farm supplies to a parastatal organization of the Government of Zambia and is secured by receivables. The Company has not received any payments on this investment since January 29, 2016. The delay in repayment is due to slow payment of the receivables by the Government of Zambia. The Company has determined that there is sufficient collateral, including an insurance policy should the Farm Supplies Distributor not pay, to cover the entire balance due from borrower. On December 1, 2016, the sub-advisor has called an event of default on the investment and the Company initiated a draw against the insurance policy.
[6]	As of March 31, 2016, the Company, together with its sub-advisor, had agreed to further extend the principal maturity date to facilitate the strategic sale of the Fruit & Nut Distributor, which closed in June 2016. On June 30, 2016, the Company placed the Fruit & Nut Distributor on non-accrual status effective February 1, 2016 and a restructure of the loan is being documented. Small payments are scheduled to be made on a quarterly basis. The new shareholder has injected equity into the business and small principal payments derived from the operations of the company have been received.
[7]	The loan will provide for a net interest rate to the Company of 18.5%, 20%, and 22% in year 1, 2, and 3 respectively.
[8]	The borrower has repaid all capital to the Company.
[9]	The interest rate is a weighted average interest rate between four separate transactions. One transaction has an interest rate of 10.50%, one transaction has a variable interest rate of one month Libor +10.5%, and the remaining two transactions, totaling $11.5 million, include an additional 4.68% rate in deferred fixed interest.
[10]	The borrower has repaid all capital to the Company.
[11]	On January 4, 2017, the Company funded $14,850,000 as part of a new $15,000,000 senior secured four-year term loan to a Namibian property developer. Priced at 12.50%, the term loan is set to mature on August 15, 2021 and is secured by a second-lien mortgage on the land bank.
[12]	On January 13, 2017, the Company funded $167,578 as part of an existing $9,000,000 senior secured trade finance facility to an energy efficient Moroccan-based scrap metal recycler and processor. With an interest rate of one month Libor +10.50%, the transaction is secured by inventory and receivables and is set to mature on July 17, 2017.
[13]

During 2016, the Sesame Seed Exporter lost a major customer, which resulted in a slowdown in business, affecting its ability to repay the amount due under the participation. However, the Sesame Seed Exporter has been able to secure new customers to replace the lost order(s), which will enable the Sesame Seed Exporter to start making payments to the Company. The Company has determined that there is sufficient collateral to support the repayment of this facility. Repayments from these new contracts started in the month of October.
[14]	Between January 4, 2017 and January 31, 2017, the Company funded ten separate transactions, totaling $6,780,000 as part of an existing $6,000,000 revolving trade finance facility with an Ecuadorian shrimp exporter. With a fixed interest rate of 9.25%, the transactions are set to mature on June 6, 2017. The transactions are secured by inventory, accounts receivable, and purchase contracts.
[15]	On August 27, 2015, the Company was informed that the Sugar Producer had filed for judicial recuperation with the local court in Brazil. On March 31, 2016, the Company placed the Sugar Producer on non-accrual status effective August 27, 2015. On June 14, 2016, the Company reached an agreement with the Sugar Producer on a repayment plan. The details of this plan have been ratified by the court and include the full repayment of all principal and interest that is due. The first payment under this plan, which includes principal and interest, has been made in full.
[16]	Between January 19, 2017 and January 25, 2017, the Company funded two separate transactions, totaling $4,038,873, as part of a new $5,000,000 revolving trade finance facility with an Ecuadorian tuna processor and exporter. Priced at 9.50%, both transactions are set to mature on May 9, 2017 and are secured by inventory and accounts receivable.
[17]	The interest rate is one month Libor +10.50%.

As of January 31, 2017 the Company had exited the following investments:

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)[1]
Agricultural Products Exporter I2	Farm-Product Raw Materials	Singapore	Trade Finance	4/23/2015	$10,000,000	2/29/2016	11.85%
Agricultural Supplies Distributor I	Miscellaneous Non- Durable Goods	South Africa	Trade Finance	10/15/2014	$15,202,091	8/14/2015	13.11%
Agricultural Supplies Distributor II	Miscellaneous Non- Durable Goods	South Africa	Trade Finance	10/06/2015	$8,563,423	6/1/2016	10.76%
Candle Distributor	Miscellaneous Manufacturing Industries	South Africa	Trade Finance	9/2/2014	$1,400,000	9/16/2015	14.27%
Cement Distributor	Cement, Hydraulic	Kenya	Trade Finance	9/23/2014	$12,000,000	10/15/2015	15.29%
Construction Materials Distributor	Hardware, Plumbing, and Heating Equipment	South Africa	Trade Finance	10/9/2014	$838,118	4/1/2016	13.00%
Electronics Retailer	Radio, Television, Consumer Electronics, and Music Stores	Indonesia	Term Loan	7/26/2013	$5,000,000	6/17/2014	19.59%
Farm Supplies Wholesaler	Miscellaneous Non- Durable Goods	South Africa	Trade Finance	5/28/2015	$2,250,000	1/19/2016	13.14%
Fertilizer Distributor	Agricultural Chemicals	Zambia	Trade Finance	7/17/2014	$3,000,000	11/4/2014	12.65%
Food Processor	Groceries and Related Products	Peru	Term Loan	3/25/2014	$576,000	11/28/2014	14.01%
Frozen Seafood Exporter	Groceries and Related Products	Ecuador	Trade Finance	6/17/2013	$240,484	5/14/2014	13.49%
Industrial Materials Distributor	Mineral and Ores	South Africa	Trade Finance	11/20/2014	$4,030,000	12/15/2015	13.64%
Insulated Wire Manufacturer	Rolling, Drawing, and Extruding of Nonferrous Metals	Peru	Trade Finance	5/2/2014	$1,991,000	12/2/2014	8.43%
International Tuna Exporter	Groceries and Related Products	Ecuador	Trade Finance	7/17/2013	$1,000,000	10/9/2013	13.58%
Meat Processor I	Meat Products	South Africa	Trade Finance	7/7/2014	$2,950,000	4/1/2016	14.08%
Meat Producer[2]	Meat Products	South Africa	Trade Finance	11/27/2015	$1,500,000	2/3/2016	14.83%
Rice & Bean Importer	Groceries and Related Products	South Africa	Trade Finance	7/7/2014	$1,000,000	8/5/2015	12.97%
Rice Importer	Farm-Product Raw Materials	Kenya	Trade Finance	11/6/2015	$399,653	5/19/2016	11.50%
Rice Producer	Cash Grains	Tanzania	Trade Finance	1/22/2015	$3,900,000	4/1/2016	12.04%
Seafood Processing Company	Miscellaneous Food Preparations and Kindred Products	Ecuador	Trade Finance	6/19/2013	$496,841	7/1/2013	13.44%
Textile Distributor	Apparel, Piece Goods, and Notions	South Africa	Trade Finance	7/25/2014	$7,026,515	5/30/2016	15.81%
Timber Exporter	Sawmills and Planing Mills	Chile	Trade Finance	7/3/2013	$915,000	6/12/2014	10.25%
Waste Management Equipment Distributor	Machinery, Equipment, and Supplies	South Africa	Trade Finance	2/13/2015	$310,752	5/15/2015	20.19%
Investment Portfolio Total					$84,589,877

Temporary Investments[3]

Description	Sector	Country	Investment Type	Transaction Date	Transaction Amount	Payoff Date	Internal Rate of Return (“IRR”)
Agricultural Products Exporter II	Farm-Product Raw Materials	Singapore	Bridge Loan	3/21/2016	$5,000,000	9/14/2016	29.84%

Financial Services Provider I	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	9/23/2014	$3,000,000	11/17/2014	15.94%

Financial Services Provider II	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	3/22/2016	$15,000,000	9/14/2016	32.04%

Financial Services Provider III	Miscellaneous Business Credit Institutions	Mauritius	Promissory Note	8/17/2016	$5,000,000	11/30/2016	10.53%

Temporary Investments Total					$28,000,000

Investment Portfolio and Temporary Investments Total					$112,589,877

[1]	Given that the loan has been paid off, this investment is no longer part of the Company’s portfolio. The internal rate of return is defined as the gross average annual return earned through the life of an investment. The internal rate of return was calculated by our Advisor (unaudited) as the investment (loan advance) was made and cash was received (principal, interest and fees).
[2]	Impact data was not tracked for this investment. The Company does not track impact data for trade finance transactions that meet standard underwriting guidelines, but generally have the maturity of less than one year and involve borrowers with whom, at the time of funding, the Company does not expect to maintain an ongoing lending relationship or otherwise provide an open loan facility.
[3]	Temporary investments are defined as short-term investments that are not trade finance or term loan transactions that generally expire within one year, are intended to generate a higher yield than would be realized on cash and may be unsecured positions. The temporary investments that are unsecured positions may present a higher level of risk.

Certain Portfolio Characteristics1

Total Assets (est.)	$264,000,000
Current Loan Commitments	$270,100,000
Leverage	$1,635,000
Weighted Average Portfolio Loan Size	$7,807,077
Weighted Average Portfolio Duration[2]	1.43 years
Average Collateral Coverage Ratio	>2.0x
USD Denominated	100%
Senior Secured First-Lien	100%
Countries	19
Sectors	27

Top Five Investments by Percentage3

Company Description	Country	% of Total Assets
Power Producer	Ghana	7.4%
Hospitality Service Provider	Cabo Verde	6.4%
Clean Diesel Distributor	Peru	5.7%
Infrastructure and Logistics Provider	Indonesia	5.7%
Property Developer	Namibia	5.7%

Investment Type[4]	Developing Economies[4]	Sector Diversification[4]

[1]	All information provided in this section, with the exception of the Total Asset (est.) figure, does not include the Company’s temporary investment commitments.
[2]	Weighted average duration is the average period of time before the loans in the portfolio mature or come due weighted to properly account for the difference of investment sizes within the portfolio. Duration is calculated through the average turn of trade finance transactions and the contracted amortization of term loans.
[3]	This represents all countries/sectors where the Company currently has a loan commitment other than through a temporary investment. Due to the revolving debt nature of trade finance facilities and the timing of funding, it is possible that certain commitments currently have a zero outstanding balance and would therefore not be represented in the country/sector allocation charts, which represents invested capital.
[4]	The above charts represent investment type, developing economy, and sector diversification as a percentage of the total amount outstanding of the Company’s investments other than the Company’s temporary investments.

3.	The following disclosures are inserted in the section titled “Business—Investments—Investment Spotlights” on page 79 of the Prospectus:

Property Developer

Investment Overview1

Investment Type	Senior Secured Term Loan
Structure	Term Loan Due 8/15/2021
Facility Amount[2]	$15,000,000
Interest Rate	12.50%
Sector	Land Subdividers and Developers
Cash Flow Coverage Ratio	>2x
Environmental, Social, and Governance Screens	Compliant
Primary Impact Objective	Access to Affordable Housing; Access to Financial Services; Community Development; Access to Education; Employee Ownership

[1]	The Investment Overview section reflects the terms of the facility as of January 31, 2017.
[2]	The facility amount represents the current amount that is available to the borrower under the agreement. This amount may change over time.

Borrower Background

The Company has provided financing to a Namibia-based company that primarily engages in property development (mainly land acquisition and site development) and financial services (including micro insurance, retail banking, and education). The Company’s financing will support the efforts of the property development division and assist in the development of a roughly 4.5 square mile housing project located north of Windhoek, the capital of Namibia. The borrower initially services the land by installing the necessary infrastructure, such as water piping, sewage, storm water reticulation, electric grid connections, road pavement, and street lighting, after which the property is sold to small- and medium-sized developers and individuals for residential and commercial construction. The borrower seeks to address the middle-income housing shortage that currently exists in Windhoek due to a steady increase in urbanization, combined with geographical hindrances. All of the borrower’s property development land acquisition meets the International Finance Corporation’s Performance Standards, as well as the borrower’s proprietary environmental management system. Additionally:

•	For job-specific duties, the borrower offers training for its employees to become site foremen, supervisors and line managers, and to gain familiarity with excavation and grading operations of heavy duty machinery.

•	The borrower offers extensive employee benefits including an employee fund to encourage saving, transportation allowance for employees with a minimum of one year of employment, and an extensive corporate wellness program that includes free daily staff lunches, health programs, and campaigns throughout the year.

•	To complement the holding company’s online education institution, which is the largest distance-learning education program in Namibia, the borrower is planning to open a vocational training center where members of the public, in addition to the borrower’s staff, can obtain training and accreditation in all trades concerning brick & mortar, plastering, concrete, electrical, and plumbing work.

•	The holding company’s insurance branch provides insurance products, such as legal insurance, funeral cost coverage, life coverage, and income protection, to individuals previously excluded from traditional insurance.